UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

ZEDGE, INC.

(Name of Issuer)

Class B Common Stock, par value $0.01 per share

(Title of Class of Securities)

98923T104

(CUSIP Number)

Howard S. Jonas

520 Broad Street

Newark, NJ 07102

(973) 438-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 1, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

SCHEDULE 13D

1	NAME OF REPORTING PERSON Howard S. Jonas I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 831,301
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 831,301
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 831,301
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%
14	TYPE OF REPORTING PERSON IN

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SCHEDULE 13D

Item 1. Security and Issuer

The class of equity securities to which this Statement relates is shares of Class B common stock, par value $.01 per share (the “Shares”), of Zedge, Inc., a Delaware corporation (the “Company”).  The principal executive offices of the Company are located at 22 Cortlandt Street,14th Floor, New York, NY 10007.

Item 2. Identity and Background

Mr. Howard S. Jonas. 520 Broad St., Newark, NJ 07102. Mr. Jonas is the Chairman of the Board of the Company.

Mr. Jonas is the controlling stockholder of IDT Corporation, a Delaware corporation (“IDT”). On June 1, 2016, IDT distributed all of its interest in the Company to its stockholders and the Shares were distributed to Mr. Jonas. Mr. Jonas received one share of Zedge Class A common stock for every three shares of IDT Class A common stock and one share of Zedge Class B common stock for every three shares of IDT Class B common stock he held at 5:00 p.m., New York City time, on May 26, 2016, which was the record date of the spin-off.

During the last five years, Mr. Jonas has not been convicted in a criminal proceeding. During the last five years, Mr. Jonas was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, nor a finding of any violation with respect to such laws. Mr. Jonas is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration

Not applicable.

Item 4. Purpose of Transaction

Not applicable.

Item 5. Interest in Securities of the Issuer

As of the date hereof, Mr. Jonas is the beneficial owner of 831,301 shares, which includes (a) 524,775 shares of Class A common stock (by virtue of the fact that they are convertible into the Company’s Class B common stock), and (b) 306,526 shares of the Company’s Class B common stock consisting of: (i) 94,000 shares held by Howard Jonas directly; (ii) an aggregate of 2,590 shares held in custodial accounts for the benefit of certain children of Howard Jonas (of which Howard Jonas is the custodian); and (iii) 209,936 shares owned by the Howard S. Jonas 2014 Annuity Trust. Howard Jonas is the trustee of the Howard S. Jonas 2014 Annuity Trust. The foregoing does not include 65,880 shares of Class B Common Stock owned by the Jonas Foundation and 82,811 shares of Class B Common Stock owned by the Howard S. and Deborah Jonas Foundation, Inc., as Howard Jonas does not beneficially own these shares. The foregoing also does not include an aggregate of 988,256 shares of Class B Common Stock beneficially owned by trusts for the benefit of the children of Howard Jonas, as Howard Jonas does not exercise or share voting or investment control over these shares and 53,333 shares of the Company’s Class B Common Stock owned by the 2012 Jonas Family, LLC (Mr. Jonas is a minority equity holder of such entity).

This number represents approximately 9.5% of the issued and outstanding Shares, based on 8,786,789 shares issued and outstanding as of June 1, 2016.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7. Material to be Filed as Exhibits

Not applicable.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 16, 2016

/s/ Howard S. Jonas
Howard S. Jonas

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